FORM 6-K

                        SECURITIES & EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                                  July 17, 2002

                               INFICON Holding AG

                              INFICON Holdings Inc.

                 (Translation of registrant's name into English)

                                  INFICON Inc.

                              Two Technology Place

                          East Syracuse, New York 13057

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

Enclosure: Press Release dated July 17, 2002, announcing second quarter 2002 results.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2002                    INFICON Holding AG


                                       By: /s/ Peter G. Maier
                                           -------------------------------------
                                       Name: Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer

[Logo] INFICON

CORPORATE CONTACT:        EUROPEAN CONTACT:          NORTH AMERICAN CONTACT:
Betty Ann Kram            Bernhard Schweitzer        Jody Burfening/Kathy Price
Director of Corporate     Peter Butikofer & Company  Lippert/Heilshorn &
Communications            +1.41.1.447.1220           Associates, Inc.
and Investor Relations    bschweizer@buetikofer.ch   +1.212.838.3777
+1.315.434.1122                                      jbs@lhai.com
BettyAnn.Kram@inficon.com

                  INFICON ANNOUNCES SECOND QUARTER 2002 RESULTS

               - Company reports sequential revenue growth of 8% -

Syracuse, New York/Zurich, Switzerland -- July 17, 2002 -- INFICON Holding AG (SWX Swiss Exchange and NASDAQ: IFCN), a leading manufacturer of vacuum instrumentation and critical sensor technologies for the semiconductor and related industries and other industrial applications, today announced results for the second quarter ended June 30, 2002.

Revenues for the second quarter of 2002 were $33.4 million, representing an 8 % increase over the $30.8 million reported in the first quarter and compared to $37.8 million for the second quarter of last year. The Semiconductor Vacuum Instrumentation revenues were $7.5 million in the second quarter of 2002 versus $6.9 million in the first quarter and $12.1 million in the same quarter of 2001. The General Vacuum Instrumentation revenues for the second quarter of 2002 were $25.9 million compared to $23.9 million in the first quarter and $25.7 million in the second quarter of last year.

On the expense side, R&D investments rose $1.1 million, or 35% in the second quarter of 2002 compared to the same period in 2001.

Net income for the quarter was slightly above breakeven at $65,000 ($0.03 per diluted share -- $0.00 per ADS), compared to $3.2 million ($1.37 per diluted share -- $0.14 per ADS) last year. The company ended the quarter with $37.3 million in cash and cash equivalents and generated positive cash flow on an operating basis.

"We met our financial guidance for the quarter, marking the second consecutive quarter of sequential top line growth," said James Brissenden, chief executive officer of INFICON Holding AG. "Of note was the revenue growth in our semiconductor business, which was driven by increased order intake from semiconductor manufacturers, particularly in the Asia Pacific market, as the cost reduction and productivity improvements resulting from our FabGuard Sensor Integration and Analysis System is recognized by our customers. In addition, we continued to see increasingly broader acceptance for our vacuum gauges, particularly for 300mm tools at all major OEMs."

Next week at SEMICON West, INFICON will introduce three innovative products, including the newest in the line of vacuum gauges, the PCG Combination Vacuum Gauge that incorporates its breakthrough ceramic technology.

Expanding the line of critical in situ sensors aimed at Advanced Process Control for semiconductor manufacturing, INFICON will introduce the Stiletto(TM) Scanning-Laser Particle Detector that applies innovative technologies to contamination control.

The new INFICON UL1000 Fab Helium Leak Detector, especially designed for the clean room fab environment, quickly pumps down to critical testing levels and delivers the excellent combination of a fast response time with superior detection limits. So, leak testing is faster and the fab engineer has a higher degree of confidence that the tool is ready to be brought back online.

Continued Brissenden, "All these new products demonstrate the INFICON commitment to investing and developing significant technologies that our customers need to lower manufacturing costs and optimize manufacturing processes. They are just the current output of an extremely aggressive R&D investment program aimed at making INFICON the clear technology leader in vacuum instrumentation. Our R&D investments for the first half of 2002 are up $1.9 million or 32% over 2001. This major investment in a time of down markets and stringent cost containment measures in all other parts of our business simply underscores our commitment to technology leadership and major market share gains as the economy improves."

Conference Call Information

INFICON Holding AG will hold a conference call to discuss its second quarter results on Wednesday, July 17, 2002 at 10:00 a.m. EDT/4:00 p.m. CET. To access the conference call, please dial +1.703.925.2400 by 9:50 a.m. EDT/3:50 p.m. CET. A live webcast of the conference call will also be available via the INFICON website at www.inficon.com. To access the replay, please dial +1.703.925.2533 (for access outside the U.S.) or +1.888.266.2081 (for access in the U.S.), reservation number 6072221. The replay will be available until 11:00 p.m. EDT on July 24th/5:00 a.m.CET on July 25th.

ABOUT INFICON

INFICON is a leading developer, manufacturer and supplier of innovative vacuum instrumentation and critical sensor technologies for the semiconductor and related industries. These analysis, measurement and control products are vital to original equipment manufacturers (OEMs) and end-users in the complex manufacturing of semiconductors, flat panel displays, magnetic and optical storage media and precision optics. INFICON also provides essential instrumentation for gas leak detection and toxic chemical analysis to the air conditioning/refrigeration, emergency response and industrial hygiene markets. Headquartered in Syracuse, New York, INFICON has manufacturing facilities in the United States and Europe and worldwide offices in the U.S., China, France, Germany, Japan, Korea, Liechtenstein, Singapore, Switzerland, Taiwan, and the United Kingdom. For more information about INFICON and its products, please visit the Company's website at www.inficon.com.

This press release and oral statements or other written statements made, or to be made, by us contain forward-looking statements that do not relate solely to historical or current facts. Forward looking statements can be identified by the use of words such as "may", "believe", "will", "expect", "project", "assume", "estimate", "anticipate", "plan" or "continue". These forward-looking statements address, among other things, our strategic objectives, trends in vacuum technology and in the industries that employ vacuum instrumentation, such as the semiconductor and related industries and the anticipated effects of these trends on our business. These forward-looking statements are based on the current plans and expectations of our management and are subject to a number of uncertainties and risks that could significantly affect our current plans and expectations, as well as future results of operations and financial condition. Some of these risks and uncertainties are discussed in the Company's Annual Report on Form 20-F for fiscal 2001 and the Company's reports on Form 6-K filed with the Securities and Exchange Commission during 2002.

As a consequence, our current and anticipated plans and our future prospects, results of operations and financial condition may differ from those expressed in any forward-looking statements made by or on behalf of our company. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                              - tables to follow -

                               INFICON Holding AG
                        Consolidated Statements of Income
              (U.S. Dollars in thousands, except per share amounts)

                                    Three Months Ended               Six Months Ended
                                         June 30,                        June 30,
                                   2002            2001           2002             2001
                                   ----            ----           ----             ----
                               (unaudited)     (unaudited)     (unaudited)     (unaudited)
Net sales                        $ 33,364        $ 37,833        $ 64,176        $ 87,019
Cost of sales                      18,139          20,348          35,795          45,121
                                 --------        --------        --------        --------
Gross profit                       15,225          17,485          28,381          41,898

Research and development
cost                                4,220           3,141           7,964           6,063
Selling, general and
administrative cost                10,791          10,573          20,754          23,176
                                 --------        --------        --------        --------

Income (loss) from
operations                            214           3,771            (337)         12,659

Interest (income), net                (92)           (114)           (198)           (188)
Other expense (income),
net                                   160            (217)            135            (378)
                                 --------        --------        --------        --------

Income (loss) before
income taxes                          146           4,102            (274)         13,225

Provision (benefit) for
income taxes                           81             930            (359)          3,391
                                 --------        --------        --------        --------
Net income                       $     65        $  3,172        $     85        $  9,834
                                 ========        ========        ========        ========

Shares used to compute net
income per share
Basic                               2,315           2,315           2,315           2,315
Diluted                             2,315           2,315           2,315           2,315

Net income per share:
Basic                            $   0.03        $   1.37        $   0.04        $   4.25
Diluted                          $   0.03        $   1.37        $   0.04        $   4.25

Net income per ADS
(10 ADS: 1 Share)
Basic                            $   0.00        $   0.14        $   0.00        $   0.42
Diluted                          $   0.00        $   0.14        $   0.00        $   0.42

                               INFICON Holding AG
                           Consolidated Balance Sheets
                           (U.S. Dollars in thousands)

                                                     June 30,       December 31,
                                                       2002             2001
                                                       ----             ----
                                                    (unaudited)      (audited)
ASSETS

Current Assets:
Cash and cash equivalents                             $ 37,346        $ 33,788
Accounts receivable, trade                              19,676          17,166
Accounts receivable, affiliates                            645             979
Inventories                                             21,281          21,729
Deferred tax assets                                      3,475           3,440
Other current assets                                     4,974           2,079
                                                      --------        --------
Total current assets                                    87,397          79,181

Property and equipment, net                             19,807          16,020
Deferred tax assets                                     39,129          38,837
Other assets                                             3,418           4,156
                                                      --------        --------
Total assets                                          $149,751        $138,194
                                                      ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable, trade                               $  6,250        $  4,855
Accounts payable, affiliates                               298             409
Accrued liabilities                                     10,593           9,512
Income taxes payable                                     1,961           1,084
Deferred tax liabilities                                    --             451
                                                      --------        --------
Total current liabilities                               19,102          16,311

Deferred tax liabilities                                 1,396           1,230
Other Liabilities                                        2,174           1,129
                                                      --------        --------
Total liabilities                                       22,672          18,670

Stockholders' equity                                   127,079         119,524
                                                      --------        --------

Total liabilities and stockholders' equity            $149,751        $138,194
                                                      ========        ========

                               INFICON Holding AG
                      Consolidated Statements of Cash Flow
                          (U.S. Dollars in thousands)

                                                                     Six Months Ended
                                                                         June 30,
                                                                    2002           2001
                                                                    ----           ----
                                                                (unaudited)    (unaudited)
Cash flows from operating activities:
Net income                                                        $     85       $  9,834
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization                                        1,612          1,438
(Gain) on disposal of property, plant and equipment                     --           (149)
Deferred taxes                                                        (572)          (675)
Changes in operating assets and liabilities:
Trade accounts receivable                                             (990)        (1,017)
Inventories                                                          2,340           (339)
Other assets                                                        (1,747)         2,596
Accounts payable                                                       948         (6,645)
Accrued liabilities                                                    142          2,269
Income taxes payable                                                   370         (1,021)
Other liabilities                                                    1,046          1,782
                                                                  --------       --------
Net cash provided by operating activities                            3,234          8,073

Cash flows from investing activities:
Purchases of property, plant and equipment                          (4,466)        (2,011)
Proceeds from sale of property, plant and equipment                     --            149
                                                                  --------       --------
Net cash (used in) investing activities                             (4,466)        (1,862)

Cash flows from financing activities:
Payments on notes receivable from officers                              --            795
Payment on long-term debt                                               --           (151)
Advances from (payments to) Unaxis for reorganization                   --         (6,679)
                                                                  --------       --------
Net cash provided by (used in) financing activities                     --         (6,035)
                                                                  --------       --------
Effect of exchange rate changes on cash and cash equivalents         4,790         (1,813)
                                                                  --------       --------
Increase (Decrease) in cash and cash equivalents                     3,558         (1,637)
Cash and cash equivalents at beginning of period                    33,788         28,700
                                                                  --------       --------
Cash and cash equivalents at end of period                        $ 37,346       $ 27,063
                                                                  ========       ========